Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 and related Prospectus, of our report dated June 12, 2023, except for Note 1, 2024 Reverse Stock Split, Note 7, SUPPLEMENTAL FINANCIAL INFORMATION, Prepaids and other current assets and Accrued and other liabilities, and Note 14, Net Loss Per Share of Common Stock, as to which the date is February 21, 2024, with respect to the restated financial statements of Aclarion, Inc. as of December 31, 2022 and for the year then ended. Our audit report includes an explanatory paragraph relating to Aclarion, Inc.’s ability to continue as a going concern.

We also consent to the reference to our firm under the caption “Experts.”

/s/ CohnReznick LLP

Sunrise, Florida

December 10, 2024